United States Securities and Exchange Commission
                               Washington, DC 20549

FORM 4
                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16

1. Name and Address of Reporting Person
   Leimdorfer, Martin
    (Last)     (First)
   c/o Industri-Matematik AB
   Kungsgatan 12-14, Box 7733
   103 95    Stockholm       Sweden

2. Issuer Name and Ticker or Trading Symbol

   INDUSTRI-MATEMATIK INTERNATIONAL CORP. (IMIC)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

       6/99

5. If Amendment, Date if Original

6. Relationship of Reporting Person(s) to Issuer

   Director

7.  Individual or Joint/Group Filing (check applicable line)

     _x_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person

                       Table I -- Non Derivative Securities Acquired, Disposed of or Beneficially Owned
1.Title of Security 2.Transaction Date 3.Transaction Code 4.Securities Acquired (A) 5.Amount of   6.Owner- 7.Nature of
  (Instr.3)           (Month/Day/Year)   (Instr.8)           Or Disposed of (D)       Securities    Ship     Indirect
                                                             (Instr.3,4 and 5)        Beneficially  Form:    Beneficial
                                                                                      Owned at      Direct   Owner-
                                                                                      End of Month  (D) or   Ship
                                                                                                    Indirect
                                                                       (A) or                       (I)
                                            Code     V       Amount    (D)   Price   (Instr.3 and 4)         (Instr. 4)

   Common Stock            6/28/99           J(1)             3,067,017  D(1)  (1)
   Common Stock            6/28/99           J(1)             3,067,017  A(1)  (1)    3,067,017       I         (1)



  (1) The securities were exchanged in a private transaction for a deferred variable annuity which, because of its deferred and variable nature, cannot be valued currently. The Reporting Person no longer has the power to vote the transferred securities, but because the value of his annuity depends on the value of the securities, he may be deemed to have indirect beneficial ownership of those securities.





                     __/S/ MARTIN LEIMDORFER_________   July 6, 1999
                      Signature of Reporting Person            Date